Mail Stop 3561   January 23, 2007

Steven Binninger, President
Java Detour, Inc.
2121 Second Street
Building C, Suite 105
Davis, California 95616

        Re: Java Detour, Inc.
                Registration Statement on Form SB-2
                Filed December 29, 2006
                File No. 333-139731

Dear Mr. Binninger:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. Please delete defined terms in your document that are clear from context. See, for example, the last sentence in the first paragraph on page 6.

3. Please also consider all applicable comments issued in connection with your Form 10-SB.

Prospectus Cover Page

4. Your prospectus cover page must disclose an offering price per share. Please revise. See Item 501 of Regulation S-B.

The Offering, page 4

5. Please add a separate paragraph that discloses that your executive officers and, directors hold 31.6% of your shares, and as a result have significant influence over your company.

Description of Business, page 26

6. It appears you omitted the discussion of your growth strategy, including your website, that was included in your Form 10-SB. Please advise or revise.

Plan of Distribution, page 41

7. Please tell us whether any of the selling shareholders have taken, or plan to take, a short position or other form of hedges in the company's shares of common stock prior to this resale registration statement's effectiveness. We note, for example, that the selling shareholders may sell some or all of their common stock in one or more transactions including in short sales. Please note that creating short positions before the resale registration statement's effectiveness is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales are deemed to be sold at the time such sales are made.

8. We note that the selling security holders may also elect to sell their common shares in accordance with Rule 144, rather than pursuant to your prospectus. Describe the effect on the market price, if any, of your common stock of sales under Rule 144 after applicable restrictions expire.

9. We note that the selling security holders may enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. Selling security holders may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock. Please note that your registration statement must identify all selling shareholders and provide Item 507 of Regulation S-B information with respect to all selling shareholders. If the broker-dealers or their successors plan to use this

registration statement, they must be identified and Item 507 information must be provided. Please confirm your understanding of this obligation. Please be advised you may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements if certain conditions are satisfied. For additional guidance, refer to July 1997 Telephone Interpretations, B.81 and H.3.

Selling Stockholders, page 42

10. Please disclose whether any selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. If any selling shareholder is a broker-dealer, disclose that it is an "underwriter" within the meaning of the Securities Act of 1933. You should also revise the plan of distribution section accordingly.

11. If the selling shareholder is an affiliate of a broker-dealer, disclose, if true, that:

- The seller purchased in the ordinary course of business, and
- At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling shareholder is an underwriter.

Additional Information, page 43

12. Please revise the second paragraph to indicate our address is 100 F Street, N.E. Washington, DC 20549.

Legality Opinion, Exhibit 5.1

13. Please file your legality opinion with your next amendment.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Anita Karu at (202) 551-3240 or me, at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joanne Du Johnson, Esq.
        Fax: (310) 552-5001